Filed by Avago Technologies Limited

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: Broadcom Corporation

Commission File No.: 000-23993

On May 28, 2015, Avago Technologies Limited (“Avago”) hosted an investor conference call at 5:00 a.m. Pacific Time to discuss its unaudited financial results for the second fiscal quarter ended May 3, 2015. Portions of such conference call included a discussion of the proposed acquisition of Broadcom Corporation (“Broadcom”) by Avago. The portions of the conference call related to such proposed acquisition are set forth below:

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Hock Tan – Avago – President & CEO

Thank you, Tony. Good morning, everyone. First, I would like to mention that with me on this call today are our special guests from Broadcom: Dr. Henry Samueli, cofounder, Chairman, and CTO; Scott McGregor, President and CEO; and Erik Brandt, CFO. I am also privileged to have Avago’s Chairman, Jim Diller, with us today.

Now, this is an important day in the evolution of both Avago and Broadcom. The combination of our Companies creates a global, diversified leader in communication semiconductors, with a combined enterprise value of approximately $77 billion.

This transaction adds a significant number of category-leading franchises to the Avago platform. As you know, Avago has established a strong track record of successfully integrating companies onto our platform.

We currently estimate annual run rate synergies of at least $750 million to be achieved within 18 months after the close of the transaction; and over the medium to longer term, we intend to bring the combined Company to a level operating profitability consistent with Avago’s long-term target financial model. This transaction will immediately be accretive to non-GAAP earnings per share and cash flow, which we believe significantly enhances long-term shareholder value for both Avago and Broadcom shareholders.

Turning to the next slide, slide 4, the combined Company will have annual revenues of approximately $15 billion which makes it, in our view, the third-largest semiconductor company in the world in terms of revenues.

Moving on to slide 5, this combination creates a diversified communication semiconductor company with a balanced mix of revenue across wired and wireless end markets. Additionally, Broadcom’s broadband business provides new end markets within our wired segment. It is important to note Avago maintains a strong position within its enterprise storage and industrial segments, and we will continue to strongly invest in these businesses.

Turning on to slide 6, in the past we have communicated the importance of delivering proprietary and differentiated technology to drive leadership positions in the markets in which we compete. As you already know and see in this slide, Avago has a proven roster of leading franchises across a diverse set of technologies—RF, fiber, to ASIC technologies—which have contributed to our strong financial performance and highly profitable business model.

As you further see on that slide, with Broadcom we will add several new category-leading franchises where we do not overlap today, enabling us to continue building the leading communication platform in the semiconductor industry. Broadcom’s heritage is rooted in delivering broadband and video service to the world; and as such, the company is a category leader in silicon solutions for broadband, access, and set-top boxes.

Within the data center and networking infrastructure, Broadcom’s leadership in ethernet and PHY is a testament to its significant investment in proprietary silicon and software products. Lastly, to capture the opportunity afforded by the proliferation of wireless and connected devices, Broadcom has established a leading position in integrated and discrete connectivity products.

On slide 7, you can see that the combined business will be levered to numerous secular growth trends in the wired infrastructure and wireless communications markets. The proliferation of LTE—4G, otherwise known—and other wireless devices around the globe is driving an increase in the amount of semiconductor content per device, an explosion in the amount of data traffic running through public and private data centers.

We believe we are in the beginning stages of intense networking within the home, as people use their wireless devices to connect to various entertainment, security, and comfort functions that are all driven by pervasive broadband access. The acquisition of Broadcom will allow us to leverage these secular growth trends more deeply across all of our business segments to drive our financial performance.

With that I will now turn the call over to Broadcom President and CEO Scott McGregor for his remarks.

Scott McGregor– Broadcom – President & CEO

Thank you, Hock. This is a landmark day in the history of the industry, and we at Broadcom are very much excited to be part of it. It’s been an amazing journey.

In the 10 years since I have been CEO of Broadcom, we have successfully expanded our leading franchises for the wired and wireless end markets. We have successfully expanded our footprint and franchise in a range of markets including set-top boxes, broadband access platforms, connectivity for portable devices, and switching for the enterprise data center and service provider, all as we strive to realize our mission of Connecting Everything. The company generated just over $2.5 billion in revenue in my first year as CEO, and we grew that to over $8 billion in 2015.

We’ve worked hard to establish a reputation for financial discipline, profitable growth, and returning capital to shareholders. I am proud of the Broadcom team for these accomplishments and thank them for all of their hard work and tireless dedication.

The journey is not over, though. Today’s news is exciting, because it better prepares the combined Company for the next step in that journey.

As we have discussed at previous Broadcom Analyst Day events and investor events, the industry is changing, and we believe that to deliver success for both our customers and shareholders significant size and scale are becoming increasingly important. The combination of Broadcom and Avago makes us better prepared for that next step.

We believe the transaction benefits all of Broadcom’s key stakeholders. Our customers will gain access to greater breadth of technology; our employees will benefit from opportunities as part of the third-largest semiconductor company in the world. For our stockholders, the transaction provides both compelling upfront value as well as the opportunity to participate in the future upside of the combined business.

We are very proud that the entity that emerges from the combination of Broadcom and Avago will carry the Broadcom name. The new Broadcom will build on the strengths of both companies to emerge as a leader in both the communication markets as well as the broader semiconductor industry. With that, I will turn the call back to Tony.

Tony Maslowski – Avago – CFO

Thanks, Scott. On slide 8 we highlight what the combined business will look like from a financial perspective. As you have seen, Avago has a proven operating model with industry-leading margins and a history of successfully integrating companies onto our platform.

Using last 12 months’ data, the combined Company will have over $15 billion of revenue and approximately $5 billion of combined EBITDA before any synergies. We expect to achieve $750 million of annual run-rate cost synergies within 18 months from the close of the transaction. As Hock previously mentioned, we intend to bring the combined Company over time to a level of profitability consistent with Avago’s long-term target model.

Under the terms of the definitive agreement, Avago will acquire Broadcom for $17 billion in cash consideration and the economic equivalent of approximately 140 million Avago ordinary shares valued at $20 billion as of May 27, 2015, resulting in Broadcom shareholders owning approximately 32% of the combined Company. Based on Avago’s closing share price as of yesterday, the implied value of the merger consideration for Broadcom is $37 billion.

For each share of Broadcom, shareholders will have the ability to elect $54.50 in cash; or 0.4378 ordinary shares in a newly formed Singapore Holding Company, HoldCo; or a restricted equity security that is the economic equivalent of 0.4378 ordinary shares of HoldCo that will not be transferable or exchangeable for HoldCo ordinary shares for a period of one to two years from the closing of the transaction; or a combination thereof. The shareholder election will be subject to a pro-ration mechanism based on the total merger consideration of $17 billion of cash and approximately 140 million shares and share equivalents, which is anticipated result in the payment in the aggregate in the range of 50% cash and 50% equity for the transaction.

Upon closing of the transaction, Avago shareholders will exchange their ordinary shares for HoldCo ordinary shares on a one-to-one basis. We will be financing the transaction consideration with a combination of newly issued equity, $8 billion in cash from the balance sheet of the two companies, and $9 billion in fully committed debt financing. Closing of the transaction is expected by the end of the first calendar quarter of 2016 and is subject to regulatory (technical difficulty) in various jurisdictions as well as approval of Avago and Broadcom shareholders.

Moving to the final slide, we provide some additional detail on the transaction financing. Avago has secured $15.5 billion in committed financing for the transaction, $6.5 billion of which will be used to refinance existing Avago and Broadcom debt facilities. Current debt to last 12 months’ EBITDA today at 1.8 times, which is down significantly from the 3.8 times at the time we announced the LSI transaction. Pro forma for the transaction and inclusive of the $750 million of expected synergies, debt to LTM EBITDA will be 2.7 times.

The committed financing is in the form of fully prepayable bank facilities with limited financial covenants. We will provide more details (technical difficulty) financing towards the close of the transaction. I will now turn over the call to questions. Operator, can you please open the lines?

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Vivek Arya – Bank of America – Analyst

Thank you for taking my question and congratulations on this announcement. Hock, just two quick questions for you.

Do you see any areas of potential divestiture in the combination? Anything that might be needed either from a regulatory perspective or to meet your profit goals?

And, part B is, what is driving the $750 million in cost synergies? If you could give us some color, whether it is from a COGS perspective or OpEx perspective; and I have a follow-up.

Hock Tan – Avago – President & CEO

Okay. Let’s take the first question first. The two are obviously somewhat interrelated, but let’s handle the first one first.

First, of which you had a couple points, the first point is there is very little if any overlap of the products of the two companies. That is a very interesting [pattern]. We are both fairly substantial companies in the semiconductor space, but the overlap is zero—minimal at best, but zero, even though we made [first] common customers, common strategic customers on our side.

So that is very good in terms of consideration on divestments from any regulatory requirements. We don’t believe there is any overlap.

In terms of the second part, which were financial considerations, it is very premature at this point for me to be able to comment on it, simply because we are not as familiar as we should be with Broadcom’s various businesses. We are very well aware of their strong franchises that are sustainable franchises, I would say, that exist out there.

We will apply the same criteria we have applied in the past when we look at a portfolio. But that is not something we will do immediately. So at this point I really don’t have an answer for you except to say we will probably—we will apply the same methodology we have used before very successfully to [hook] very sustainable, successful franchises on a common platform.

On the second part of synergies, on the second part on synergies, the straight, simple answer is this: It’s the synergies’ run rate, annual run rate we’re talking about of at least $750 million a year. First of all, it does not include any anticipated portfolio restructuring.

These are purely synergies arising from overlapping support functions, be they sales, SG&A, the usual functional G&A, and probably some common engineering functions that both companies have in order to support their various product lines. So these are straight off purely support functions.

We have not factored in as yet any portfolio risk/benefits from portfolio restructuring. Okay, Tony, you want to add anything to it?

Tony Maslowski – Avago – CFO

No, again, similar to the game plan with LSI, this is purely in the area of synergies as Hock mentioned. It’s not contemplating any type of portfolio restructuring, so it is really in that first bucket.

And again similar to the LSI transaction, we are talking about 18 months to get there. So some of it will come fairly quickly and some of it will come near the end of those 18 months as we integrate the two companies.

Vivek Arya – Bank of America – Analyst

Very helpful. Maybe as a follow-up, if I make to Henry or Scott, congratulations also on this transaction. I am just wondering if this was a competitive bidding process.

Were there other discussions? Are there any kind of restrictions? If you could give us some background, some color behind this transaction. Thank you.

Scott McGregor– Broadcom – President & CEO

Vivek, we will be able to share more about that when we put our proxy out, which will come out as fast as we can here in the next months. But you will be able to read all the details of the transaction in the proxy.

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Ross Seymore – Deutsche Bank – Analyst

Hi, guys, and echoing the congratulations on the big deal. I guess on the cost side of the equation, Hock or Tony, getting to the 30% gross margin you put in the slide deck, the $750 million gets you there. From the 30% to the 40% long-term target, I know you’re not quite to give us any specific details; but conceptually can you talk to whether you think that is more cost-driven, revenue-driven? Any sort of general framework would be helpful.

Tony Maslowski – Avago – CFO

Well, again, as I mentioned earlier, Ross, phase 1 is really around the pure synergies, and we might outperform those synergies. That’s one category you can count on.

Then we get into some level of potential portfolio restructuring. And then obviously, like I said, as you know with the LSI transaction, our long-term goal is the same: get it to the Avago model.

Ross Seymore – Deutsche Bank – Analyst

Great. I guess as my follow-up for Hock or Scott or Henry, you guys haven’t mentioned anything about revenue synergies. That is typical at this point in a deal. But can you just talk about where you think the two companies can be complementary from a revenue perspective?

Scott McGregor– Broadcom – President & CEO

I think it’s early days and hard to really get a good assessment of that, Ross, at this point. But one of the things we did observe when we were going through talking about our businesses with each other is how often we appear in the same kinds of boxes, in the same kinds of devices.

We might do an SoC on one device and Avago is in the connectors; or in the phones they are in the FBAR filters right next to many of our components. So I think the opportunity here is to look for those kind of synergies and also to bring a lot more value to our customers in providing a more complete solution.

Hock Tan – Avago – President & CEO

And to (multiple speakers)—yes, to add to that, Scott is 100% correct. We believe with this broader portfolio of products under one umbrella and common customer base, which we see very, very clear across, we believe we can add a lot more value to be more relevant to those key strategic OEM customers.

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Craig Hettenbach – Morgan Stanley – Analyst

Yes, thanks so much. Hock, looks like a very exciting opportunity within networking, particularly within the data center where both Avago and Broadcom have strong franchises. So can you comment a little bit in terms of the combined portfolios and what type of leverage you could see as you look to attack the data center?

Hock Tan – Avago – President & CEO

At this point, I mean, we are still operating very clearly as distinct, separate companies. We each—in the case of Avago we offer solutions on enterprise storage; and in the case of Broadcom they are offering switches, ethernet switches, and ethernet controllers. And I’ll let Scott expand more on that.

Both offer distinct products to the same customers. As I say, we like to believe there is some synergies in terms of our broader range of products, supporting the same customer in a much more value-added way. But at this point, it is early for us to predict how we are going to manage this in any fashion.

Craig Hettenbach – Morgan Stanley – Analyst

Okay. Any comments from Scott on the Broadcom side?

Scott McGregor– Broadcom – President & CEO

No, I agree with Hock. I mean I think we have a number of complementary products and there will be opportunities to provide just both a broader footprint within many of those customers and to offer more value to them.

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Harlan Sur – JPMorgan – Analyst

Thank you and congratulations to both teams. This question is for—first question is for Henry. Broadcom had a very strong model of centralized engineering to maximize the developed IP across the BUs and the product lines. As you look at the Avago capabilities in the R&D model, can you just compare and contrast the development styles?

Henry Samueli – Broadcom – Cofounder, Chairman & CEO

Sure. As you say, Broadcom does leverage a lot of centralized IP development across our different product lines, especially given the fact that we are so SoC, or system-on-a-chip, focused. And I think we will be able to incorporate some of that activities in the Avago model because there are some SoC activities there as well.

For the non-SoC type businesses, obviously they are very different and can operate fairly independently. So I think it’s going to take some combination, and it will just take a very close look after the deal closes.

We will sit down and see where we can leverage centralized and where we can’t, and we will just make intelligent decisions on partitioning engineering to be the most efficient possible to maximize the profitability of the Company. So it is still premature, but I think it will probably be some blended approach as we go forward.

Henry Samueli – Broadcom – Cofounder, Chairman & CEO

Great. Thanks for that. Then can the team help us understand how we should think about the tax rate of the combined entity on a go-forward basis?

Tony Maslowski – Avago – CFO

Yes, sure. Obviously we have—our tax rate at Avago ticked up slightly during the LSI thing. We were traditionally at this kind of 3%; we are now currently at 6% on a non-GAAP basis.

Broadcom has a very good tax rate in the low single-digits as well. The combined rate will be somewhere between the two; but obviously we have to take our time, because it’s a pretty complicated structure going forward. So I would say it’s going to be no worse than the Avago, trending down to a number between the two over time.

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Steve Smigie – Raymond James – Analyst

Great, thanks (technical difficulty) and I will add my congratulations as well. I was just curious. As we look at combining some of these products on the wireless side, I guess if I look at typical say Broadcom Wi-Fi solution that requires I think—or other connectivity solutions—requires some sort of power amplification, would it be the case now that when Broadcom or the combined(technical difficulty) provides a reference design that would now automatically include the Avago power amplifier or other RF components? Or would that still be open to other RF players?

Scott McGregor– Broadcom – President & CEO

Well, certainly there is an opportunity to provide some value. Many of the, for example, wireless LAN chips we do today already integrate power amplifiers. But there are many opportunities for filters in other parts.

So I think one of the great opportunities of putting these two Companies together is now that we offer so many more technologies we can create better integrated solutions and create a much more complete platform. So I think that is a real added value going forward.

Steve Smigie – Raymond James – Analyst

Okay, great; thank you. Then, Hock, just a follow-up question on the wireless business. Is there anything that Broadcom brings to the table that can allow you to create more sophisticated SoCs going forward or front-end modules?

Hock Tan – Avago – President & CEO

On the RF front, it’s a bit premature for us to fully—to really get into it. As you probably know, our strength—and that by itself offers an opportunity, obviously, that we don’t know what we don’t know exists. Because we have been focused—Avago has been focused in the RF front, wireless front, very much on cellular bands related to the RF side, especially filters and power amplifiers. There is obviously a lot of silicon, SoC requirements that Avago has never been able to or has never focused on levering on or taking advantage of.

And obviously with this combination, our managers, we will be much more sensitive to such opportunities. And it could offer that; but at this point might be a bit premature to speculate.

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Steven Chin – UBS – Analyst

Hi there. Thanks for taking my questions and congratulations on the deal as well. My first question is regarding the use of the combined cash for the Company. Just given the Singapore Holding Company for the final entity, just wondering how the usage of Broadcom’s offshore cash will be handled. Will it immediately be available for use in this deal? Is that (technical difficulty) that was mentioned in the presentation slide, first of all.

Tony Maslowski – Avago – CFO

Yes, so we intend to repatriate some of their cash and there will be some—a small tax burden connected with that. Then long-term we will be able to use the cash produced by Broadcom onshore, as well as the Singapore cash will remain the ability to move it anywhere around the world. There will be a portion that will continue to build up offshore in the long-term model.

Steven Chin – UBS – Analyst

Got it. Thanks, Tony. As a follow-up to that, a question on the custom SSD controller business. I was wondering if some of the growth that you are seeing there now, is that on the enterprise SSD market still? And is there any client share gains there potentially as well? Thank you.

Hock Tan – Avago – President & CEO

On that question—and to clarify, I assume you are referring to customized controllers for SSDs. We are largely as in the hard disk drive side in enterprise; and the growth we are seeing a lot is in demand for SSDs in data centers especially on the near-line side.

So we are seeing a strong demand as I mentioned earlier, when it comes to hard disk drives. There is a lot of demand for storage in data centers, especially from cloud guys, and for SSDs. And we are seeing a strong ramp in those sectors for our products.

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Vijay Rakesh – Mizuho – Analyst

Hi, guys. Congratulations, Hock. Just a couple of questions. Wondering what the combined Company will look like in between—in terms of mix between the different segments, the wireless, infrastructure, and storage, and also if there is any customer concentration between the segments.

Hock Tan – Avago – President & CEO

Well, let’s try—in slide number—I forgot—I think 5, we have attempted to put the combination in terms of revenue by end market. And without having the specific numbers, eyeballing it, I would say between wired—wired infrastructure would be the largest segment, and that might probably be about less than 40%, 35%, 40%. Wireless would be about 30%. And between enterprise storage and, excuse me, industrial, it will be another (technical difficulty) 30%.

So in rough (technical difficulty) numbers, we would have wired, wireless as the biggest components, with enterprise storage still a significant component.

Vijay Rakesh – Mizuho – Analyst

All right. Any customer concentration there? And also is there a breakup fee?

Hock Tan – Avago – President & CEO

Well, it’s an interesting question you ask on customer concentration, because—I will be direct about it. In Avago, as you know, our business model turns on the fact that we develop proprietary, very differentiated solutions for winners in various respective markets, especially niche markets where we can offer very strong solutions which our targeted customer can use to expand to grow their market position. Maybe not surprisingly—and because of that, we get customer concentration on Avago side.

Not surprisingly, Broadcom follows a similar strategy. And so combined the two Companies, yes, I will continue to see the kind of customer concentration that exists in these two separate companies. And there will be customer concentrations.

Vijay Rakesh – Mizuho – Analyst

Great. Thanks for that, Hock. Any thoughts on any breakup fee here? Thanks.

Hock Tan – Avago – President & CEO

We like to think there will never will be. (laughter)

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Romit Shah – Nomura Securities – Analyst

Yes, thank you. The long-term margin target that you’ve set out for Broadcom, does that exclude stock option expense for both Companies? Tony, as you probably know, Broadcom includes ESO in their non-GAAP EPS, whereas I think you guys exclude it.

Tony Maslowski – Avago – CFO

Yes. This is excluded.

Romit Shah – Nomura Securities – Analyst

Okay. Then I have to ask, Hock, are you worried about someone coming in and outbidding your offer?

Hock Tan – Avago – President & CEO

Well, it’s good to be paranoid. And to be honest, I don’t know the answer to that.

We do the best—we put the best—our best foot forward. There is a lot of synergies, there is a lot of common culture, thinking between the two Companies.

And I would like to believe that the—that with our—the structure of this transaction, which is both cash but also shares of the final combined entity, that it would be hard-pressed for anyone to try to match it on a equivalent basis. Let’s put it that way.

So yes, we feel a little paranoid; but at the end of the day we think we put a pretty strong deal forward to what I believe is a very great Company.

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Srini Pajjuri – CLSA Securities – Analyst

Thank you and let me add my congratulations to both teams here. Tony, on the balance sheet, you are raising about—I guess the gross debt is going to be about $15.5 billion. Just wondering in terms of the debt capacity, how do you feel about it?

And if, going forward, if there are further opportunities that come along in terms of M&A, how should we think about it?

And then the combined entity is probably going to generate anywhere from $6 billion to $7 billion in free cash flow fairly soon. So if you can talk about the priorities for the use of the cash.

Tony Maslowski – Avago – CFO

Okay, so first things first. And you won’t believe me, but we always have some capacity and we will take some time to digest this deal. The debt we are putting on is smaller than what we did on the LSI thing, so there is still some capacity there.

This is a big deal to digest going forward. So we will be opportunistic at best in the next couple years.

The other side of it is use of cash is still the traditional Avago use of cash in that, first off, it’s for internal use for our CapEx needs. Secondly, it would be some type of debt paydown to a level that is sub 1 to 2 EBITDA-to-debt ratio type thing.

Then finally the last one is the dividend and in the long distance any type of share repurchase. So that priority is the same.

Srini Pajjuri – CLSA Securities – Analyst

Okay, great. Then maybe one for Hock. Hock, looking at your long-term model, I think the margin profile looks pretty solid. But top line, 5% is not bad; but given how much you guys are growing and given I guess if you X-out baseband business from Broadcom, I think they are probably growing north of 5%.

Just curious as to why only 5%? Why not a bit more? Thank you.

Hock Tan – Avago – President & CEO

Let me clarify something. Broadcom doesn’t have baseband any longer, if I hear you right, so please take that out. But that aside, no, you are right. But see, our key focus on a business model long-term, as you put it, is very sustainable growth.

That’s (inaudible) various multiple sustainable franchises in very strong niche markets that we like, and our keyword is sustainability. I know over the last couple years you have seen us obviously exceed those numbers we are putting; but that is short-term. That is very —in my view, they’re still short-term.

For a long-term model, we like to believe that we still continue to grow. But I don’t think I want to put in a very—what has been a period of very strong growth over the last two years as representative of what we can sustain for the next five years.

For us, we put 5%; it is probably conservative, but it is certainly something we believe is very achievable and very consistent with a concept that we are in multiple sustainable franchises that keeps grinding on nicely for us even five years from now.

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Ian Ing – MKM Partners – Analyst

Yes, congratulations on creating a tremendous entity here. The long-term target, 60% gross margins, I mean Broadcom running below that—I mean, do you expect to get there through product mix, like FBAR? Or can you get some procurement scale in things like sourcing of wafers?

Hock Tan – Avago – President & CEO

To be honest, all of the foregoing. We don’t lose any opportunity. We turn over every rock.

But you are right 100%. We believe there is—that by a broader portfolio of product, greater value added to our core group of customers, that we will be able to offer high-value products and with it higher margins, obviously.

We also, as you correctly say, we have a—on a fairly—on a more unique basis, our FBAR fab continues to expand. We are going to by the beginning of next year, as you know, 8-inch from 6-inch. And that has—it’s not just about just supplying more wafers and more revenues; it’s also about reducing our wafer costs by at least 30%. So that is cost reduction.

Then finally, as you also indicated, combining two supply chain organizations under one umbrella would also create synergies and help, obviously, reduce our cost of goods sold or our (technical difficulty) gross margin on a marginal basis. So all the following we believe will get us sustainably above 60% gross margin long-term.

Ian Ing – MKM Partners – Analyst

Great. And then my follow-up is on this thing, on your taxes. Obviously domiciled in Singapore, you’ve got tax holidays and tax breaks.

I believe those are more of a fixed nature. So if anything we should expect tax rate to increase; or are there some ways to increase the Singapore tax holidays?

Tony Maslowski – Avago – CFO

So again, the two entities, Avago will continue down its tax rate and, obviously, as the LSI acquisition gets further along it will actually decline over time. I think the Broadcom tax structure is very safe and very sustainable as well. You will get to a melded number there at the end of the day.

Hock Tan – Avago – President & CEO

Okay. Before we all hang up, I would just like to take the opportunity, since Henry Samueli is here, to ask Henry to say a few things about his perspective on this combination and the opportunities that will likely arise from it.

Henry Samueli – Broadcom – Cofounder, Chairman & CEO

Well, thank you, Hock. I am very excited about this transaction. I mean, we have taken two great Companies and created an even greater Company, the third-largest semiconductor company in the world, with an amazing breadth and depth of portfolio products, very complementary, almost no overlap.

It’s going to be a remarkable future for us once this deal closes, and I am really honored and privileged to be able to serve as the Chief Technology Officer of the combined Company and look forward to working with all the employees both on the Broadcom side and on the Avago side to drive this Company to even greater heights in the future, so thanks, everybody, and look forward to the future.

Hock Tan – Avago – President & CEO

Equally, I am very excited, especially by the fact that Henry has believed in it to come over as Chief Technology Officer. Because, as you guys know, Avago and Broadcom have shared a common culture in this respect.

We compete first and foremost on innovative and technology-based solutions. That is where we have our strength in this marketplace.

It is great to combine two companies with strong heritage of engineering, execution, and technology innovation under one umbrella to be, frankly, the largest communications semiconductor platform in the world. Thank you.

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Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.